PACIFIC CORPORATE TRUST COMPANY
625 HOWE ST, 10TH FLOOR
VANCOUVER, BC V6C 3B8
Phone: 604-689-9853
Fax: 604-689-8144

November 29, 2005

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE:    PLATINUM GROUP METALS LTD (the "Company")
           MAILING ON NOVEMBER 29, 2005

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the registered shareholders of the Company. However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

  Information Circular
  Notice of Meeting
  Annual Financial Statements for the Year Ending 2005/08/31
  Management Discussion and Analysis
  Proxy
  Annual Report
  Financial Statement Request Form
  Information Request Card

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company’s request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"JANET CLEARY"

JANET CLEARY

cc: Toronto Stock Exchange                                                         cc: PLATINUM GROUP METALS LTD
cc: Alberta Securities Commission                                              cc: GOWLING LAFLEUR HENDERSON LLP
cc: US Securities and Exchange Commission                             cc: DELOITTE & TOUCHE - VANCOUVER